[LETTERHEAD of OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP]

March 1, 2010

VIA EDGAR AND FEDERAL EXPRESS

Scot Foley
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	CorMedix Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed January 20, 2010 File No. 333-163380

Dear Mr. Foley:

On behalf of CorMedix Inc. (the “Company”), transmitted herewith is Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-163380) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 29, 2010 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 3, three of which have been marked to show changes from Amendment No. 2 to the Registration Statement.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 3 and the defined terms used herein have the definitions given to them in Amendment No. 3.

We advise the Staff that, pursuant to Rule 457(o) under the Securities Act of 1933, as amended, the Company caused the difference between the $1,621.29 registration fee required to be paid in connection with filing Amendment No. 3 and the $1,004.40 registration fee previously paid to be deposited by wire transfer into the account of the Commission at U.S. Bank.

March 1, 2010

Amendment No. 2 to Registration Statement on Form S-1

1.
In your response to prior comments eight and ten, you acknowledge that the requested disclosure will be provided when the estimated offering price has been established.  We will finalize our evaluation of the issues incorporated in these comments at that time.

The Company acknowledges the Staff’s comment.  The Company advises the Staff that it has provided the disclosure in its financial statements and the notes thereto requested in prior comments eight and ten based on an estimated initial public offering price of $7.00 (the mid-point of the price range of between $6.00 and $8.00 per unit set forth on the cover page of the prospectus forming a part of Amendment No. 3).

Financial Uncertainties Related to Potential Future Milestone Payments, page 35

2.
We note your response to prior comment 2 and reissue the comment with respect to the Shiva Contribution Agreement.  The fact that the royalty rate is one specific percentage should not prevent you from disclosing a range within which the specific percentage falls.  For example, single digits, teens, twenties, etc.

The Company has revised the disclosure on page 37 to provide that the specific royalty percentage for annual royalty payments under the Shiva Contribution Agreement falls in the “single-digit range.”

*     *     *     *     *

Please direct your questions or comments regarding the Company’s responses to the Staff Letter and Amendment No. 3 to the undersigned at (212) 451-2261.  Thank you for your assistance.

Sincerely,

/s/ Yehuda Markovits
Yehuda Markovits

Enclosures

cc:

John Houghton, CorMedix Inc.
Mitchell Nussbaum, Loeb & Loeb LLP
Angela Dowd, Loeb & Loeb LLP
Mark Spelker, J.H. Cohn LLP